Citigroup Global Markets Holdings Inc.	Offering Summary No. 2018-USNCH0976 dated February 1, 2018 relating to Preliminary Pricing Supplement No. 2018-USNCH0976 dated January 31, 2018 Registration Statement Nos. 333-216372 and 333-216372-01
Autocallable Contingent Coupon Equity Linked Securities Based on the Worst Performing of the EURO STOXX 50® Index and the Russell 2000® Index Due August------, 2019	Filed Pursuant to Rule 433

Overview. The securities are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. The securities offer the potential for quarterly contingent coupon payments at an annualized rate that, if all are paid, would produce a yield that is generally higher than the yield on our conventional debt securities of the same maturity. In exchange for this higher potential yield, you must be willing to accept the risks that (i) your actual yield may be lower than the yield on our conventional debt securities of the same maturity because you may not receive one or more, or any, contingent coupon payments; (ii) your actual yield may be negative because you may receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity; and (iii) the securities may be automatically redeemed prior to maturity. Each of these risks will depend on the performance of the worst performing of the EURO STOXX 50® Index and the Russell 2000® Index (each, an “underlying index”), as described below. You will be subject to risks associated with both underlying indices and will be negatively affected by adverse movements in either underlying index regardless of the performance of the other underlying index. Although you will be exposed to downside risk with respect to the worst performing underlying index, you will not participate in any appreciation of either underlying index or receive any dividends paid on the stocks included in either underlying index.

All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. The securities will not be listed on any securities exchange and may have limited or no liquidity.

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.
Underlying indices	The EURO STOXX 50® Index (ticker symbol: “SX5E”) and the Russell 2000® Index (ticker symbol: “RTY”)
Pricing date:	February , 2018 (expected to be February 23, 2018)
Valuation dates:	Expected to be May 23, 2018, August 23, 2018, November 23, 2018, February 25, 2019, May 23, 2019 and August 23, 2019 (the “final valuation date”), each subject to postponement if such date is not a scheduled trading day for either underlying index or if certain market disruption events occur with respect to either underlying index
Maturity date:	Unless earlier redeemed, August , 2019 (expected to be August 28, 2019)
Contingent coupon payment dates:	For each valuation date, the fifth business day after such valuation date, except that the contingent coupon payment date for the final valuation date will be the maturity date
Contingent coupon:	On each quarterly contingent coupon payment date, unless previously redeemed, the securities will pay a contingent coupon equal to 2.125% to 2.625% (approximately 8.50% to 10.50% per annum) (to be determined on the pricing date) of the stated principal amount of the securities if and only if the closing level of the worst performing underlying index on the related valuation date is greater than or equal to the applicable coupon barrier level. If the closing level of the worst performing underlying index on any quarterly valuation date is less than the applicable coupon barrier level, you will not receive any contingent coupon payment on the related contingent coupon payment date.
Payment at maturity:

If the securities are not automatically redeemed prior to maturity, you will be entitled to receive at maturity for each security you hold:

•    If the final index level of the worst performing underlying index is greater than or equal to the applicable initial index level: $1,000

•    If the final index level of the worst performing underlying index is less than the applicable initial index level and a knock-in event has not occurred: $1,000

•    If the final index level of the worst performing underlying index is less than the applicable initial index level and a knock-in event has occurred: $1,000 × the index performance factor of the worst performing underlying index on the final valuation date

Automatic early redemption:	If, on any potential redemption date, the closing level of the worst performing underlying index is greater than or equal to the applicable initial index level, each security you then hold will be automatically redeemed on the related contingent coupon payment date for an amount in cash equal to $1,000 plus the related contingent coupon payment
Potential redemption dates:	Each quarterly valuation date beginning in August 2018 and ending in May 2019
Knock-in event:	If, on any trading day during the observation period, the closing level of any underlying index is less than its knock-in level
Observation period:	The period from but excluding the pricing date to and including the final valuation date
Initial index level:	For each underlying index, its closing level on the pricing date
Final index level:	For each underlying index, its closing level on the final valuation date
Index performance factor:	For each underlying index on any valuation date, the closing level of that underlying index on that valuation date divided by its initial index level
Worst performing underlying index:	For any valuation date, the underlying index with the lowest index performance factor on that valuation date
Coupon barrier level:	For each underlying index, 70% of its initial index level
Knock-in level	For each underlying index, 70% of its initial index level
CUSIP / ISIN:	17324CRK4 / US17324CRK44

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink:  Preliminary Pricing Supplement dated January 31, 2018

Selected Risk Considerations
•	You may lose some or all of your investment. If the securities are not automatically redeemed prior to maturity and a knock-in event has occurred, you will be fully exposed to any depreciation of the worst performing underlying index. If a knock-in event has occurred, you will lose 1% of the stated principal amount of the securities for every 1% by which the worst performing underlying index has declined from its initial index level, regardless of the performance of the other underlying index. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.
•	The securities do not pay interest.
•	You will not receive any contingent coupon payment for any quarter in which the closing level of the worst performing underlying index is less than the applicable coupon barrier level on the related valuation date.
•	You will not benefit in any way from the performance of the better performing underlying index. You will be subject to risks relating to the relationship between the underlying indices.
•	The securities may be automatically called prior to maturity, limiting your opportunity to receive contingent coupon payments.
•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.
•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.
•	The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.
•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.
•	The EURO STOXX 50® Index is subject to risks associated with non-U.S. markets.
•	The EURO STOXX 50® Index performance will not be adjusted for changes in the exchange rate between the euro and the U.S. dollar.
•	The Russell 2000® Index is subject to risks associated with small capitalization stocks.
•	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.